EXHIBIT 21
INTERNATIONAL GAME TECHNOLOGY SUBSIDIARIES
(wholly-owned subsidiaries)
At September 30, 2005

Name	Jurisdiction of Incorporation
International Game Technology	Nevada
IGT	Nevada
Silicon Gaming, Inc.	California
WagerWorks, Inc.	Delaware
Acres Gaming Incorporated	Nevada
IGT — Maine, Inc.	Maine
VLC, Inc.	Montana
I.G.T. (Australia) Pty. Limited	Australia
International Game Technology (NZ) Limited	New Zealand
IGT — Europe B.V.	The Netherlands
I.G.T. — Argentina S.A.	Argentina
IGT Japan, K.K.	Japan
IGT — Iceland Ltd.	Iceland
IGT do Brasil LTDA.	Brazil
International Game Technology — Africa (Pty) Ltd.	South Africa
International Game Technology S.R. Ltda.	Peru
IGT — UK Holdings Limited	England & Wales
IGT Asia, Lda.	Macau
IGT — Canada Inc.	Canada
IGT — Mexicana de Juegos, S. de R.L. de C.V.	Mexico
Servicios Corporativos y de Administracion, S. de R.L. de C.V.	Mexico